Exhibit 21.1

HMS HOLDINGS CORP.

LIST OF SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
HealthDataInsights, Inc.	Nevada
Health Management Systems, Inc.	New York
Permedion, Inc.(1)	New York
HMS Care Analytics, Inc.	Delaware
Essette, Inc.(2)	Colorado
Eliza Holding Corp.(2)	Delaware
Eliza Corporation(3)	Delaware
ElizaLive, Inc.(4)	Delaware
IntegriGuard, LLC (DBA – HMS Federal)	Delaware
Reimbursement Services Group Inc.	New York

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(1) Wholly-owned by Health Management Systems, Inc.

(2) Wholly-owned by HMS Care Analytics, Inc.

(3) Wholly-owned by Eliza Holding Corp.

(4) Wholly-owned by Eliza Corporation